Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	NephroGenex, Inc. Registration Statement on Form S-1 Filed December 23, 2013 File No.: 333-193023

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 7, 2014 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company initially submitted with the Commission on November 8, 2013 on a confidential basis pursuant to Title 1, Section 106 of the Jumpstart Our Business Startups Act (the “Confidential Submission”), and publicly filed with the Commission on December 23, 2013 (the “Initial Public Filing”). In conjunction with this letter, the Company is filing Amendment No. 1 to its registration statement on Form S-1 (“Amendment No. 1” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

We are providing by hand delivery to Jeffrey P. Riedler of the Staff five courtesy copies of this letter and Amendment No. 1 that has been marked to show changes from the Initial Public Filing.

Manufacturing, page 89

1.	Comment: We note your reference to a manufacturing agreement with Patheon Pharmaceuticals and your proprietary method for synthesis of your API. We also note your intention to file this agreement as an exhibit in a subsequent amendment. In your next amendment, please describe all material terms of the agreement with Patheon in this section, including duration provisions, termination provisions, minimum purchase requirements, if applicable, and any other material provisions.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

January 10, 2014

Response: The manufacturing agreement with Patheon Pharmaceuticals (the “Patheon Agreement”) was entered into and finalized by the Company in close proximity to the filing of the Initial Public Filing. Subsequent to the filing of the Initial Public Filing, and prior to receipt of the Staff’s Comment Letter, the Company assessed the materiality of the Patheon Agreement and determined that the Patheon Agreement is not a material contract under Item 601 of Regulation S-K. Primarily, the Company considers the Patheon Agreement to be made in the ordinary course of its business and such agreement is not material to its operations, and, accordingly, the Patheon Agreement is not required to be filed under Item 601(b)(10)(i) of Regulation S-K.

The Company has also determined that the Patheon Agreement does not meet any of the categories of Item 601(b)(ii) of Regulation S-K as it is not: (A) a contract to which directors, officers, promoters, voting trustees, security holders named in the Registration Statement, or underwriters are parties; (B) a contract upon which the Company’s business is substantially dependent, (C) a contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the Company on a consolidated basis, or (D) a material lease under which a part of the property described in the Registration Statement is held by the Company.

The Company believes that the Patheon Agreement is not material to its operations and the Company’s business is not substantially dependent on the Patheon Agreement for a number of reasons. First, the Company believes that it could obtain comparable manufacturing services with similar pricing if the Patheon Agreement were terminated. Second, the manufacturing services relate to a small amount of pyridoxamine dihydrochloride, the active pharmaceutical ingredient in Pyridorin, for the use in clinical trials and not for the manufacture of commercial supplies in the event that any of the Company’s product candidates are approved. Further, the Patheon Agreement is terminable at will by the Company and Patheon Pharmaceuticals is not a sole source supplier. Therefore, the Company believes that the Patheon Agreement is not required to be filed under Item 601(b)(10)(ii) of Regulation S-K.

Finally, the Patheon Agreement is not a management contract or compensatory plan, contract or arrangement and, accordingly, is not required to be filed under Item 601(b)(10)(iii) of Regulation S-K. As such, the Company no longer intends to file the Patheon Agreement as an exhibit to the Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

January 10, 2014

Executive and Director Compensation, page 107

2.	Comment: Please update this section to include the executive compensation data for fiscal year 2013 as well as 2012. Please provide updated compensation tables, narrative disclosure, and any other information required by Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 112 of Amendment No. 1.

Financial Statements for the nine months ended September 30, 2013, unaudited

Notes to Financial Statements

Note E – Stockholder’s Deficiency Warrant 1 and 2, page F-31

3.	Comment: Refer to your response to prior comment 45 regarding the error in valuing Warrant 2.

•	Please provide us information in order to help understand why the error occurred and was undetected for so many years including how and when the error was identified, by whom and more specifically about its nature and cause.

•	On pages F-14 and F-34, you indicate that you used a Black Scholes model that assumed a fair value range of $1.11 to 1.39 per share of the Series A preferred stock while, in your response, you indicate that you obtained a new valuation of the Series A preferred stock of $.44 per share to value Warrant 2 at September 30, 2013. Please reconcile these disclosures for us and provide us an analysis that supports the Series A preferred stock fair values you used at each balance sheet to value Warrant 2.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the incorrect amount recorded as of September 30, 2013 was attributable to a data entry error dating back to 2009.  Specifically, in 2009 the Company hired a third party valuation firm to perform a valuation of its outstanding common and preferred stock and its preferred warrants.  Based on their analysis, the third party valuation firm determined the value of the preferred warrants was $0.47 per warrant and that the value of the preferred shares was $1.39 per share, each as of December 31, 2009.   In connection with its own internal review of the third party’s valuation of the preferred warrant value of $0.47, the Company mistakenly input the $0.47 preferred warrant value (versus the correct $1.39 preferred share value) into a Black Scholes model to arrive at the $0.02 per share value reflected in the warrant liability at December 31, 2009, in the previous financial statements.  Subsequent to the issuance of its financial statements, the Company scaled back its operations in 2010 and was evaluating the potential options available to the Company going forward, including the sale of the Company or a partnership with other entities. Given these considerations and the lack of any other significant corporate activity that could materially affect the value of warrant liability, the Company did not perform any further valuation of the warrant liability for any period after 2009. Further, at the time, the Company determined that any exercise of the warrants was deemed to be remote.

In connection with its potential initial public offering on Form S-1 with the Commission, the Company engaged a new third party valuation firm to perform a current valuation of the outstanding common and preferred stock of the Company and the preferred warrants as of December 15, 2013 and September 30, 2013, and to reevaluate prior period valuations to ensure they remain appropriate.  During the Company’s process of reviewing the results from this current valuation and reconciling those results with the prior valuations, it was determined that the Company had mistakenly computed the value of the warrants as of December 31, 2009 to be $0.02 per share based on the data entry error discussed above.

After determining how the error occurred, and noting the significance of the error, the Company, with concurrence from its independent accountants, determined the error should be corrected in its financial statements and therefore submitted revised financial information with its Initial Public Filing to reflect the corrected amounts.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

January 10, 2014

On pages F-14 and F-34, you indicate that you used a Black Scholes model that assumed a fair value range of $1.11 to 1.39 per share of the Series A preferred stock while, in your response, you indicate that you obtained a new valuation of the Series A preferred stock of $.44 per share to value Warrant 2 at September 30, 2013. Please reconcile these disclosures for us and provide us an analysis that supports the Series A preferred stock fair values you used at each balance sheet to value Warrant 2.

In response to the Staff’s comment, the Company respectfully advises the Staff that the correct valuation range for the Series A preferred stock was used when valuing Warrant 2; however, the wording in the Company’s response to your prior comment 45 was unclear.  Specifically, the valuation as of September 30, 2013 of the Series A preferred stock warrant was $0.44 per warrant (not $0.44 per share of Series A preferred stock).  The fair value range of $1.11 to $1.39 per share of Series A preferred stock is the correct range of fair values used in the Black-Scholes calculations for Warrant 2 performed through December 31, 2012.  As discussed below, the value of Warrant 2 at September 30, 2013 was calculated using a new method that was deemed to be preferable given the potential initial public offering on Form S-1 the Company is undertaking.

As of September 30, 2011 and September 30, 2013, the Company, together with the assistance of two different third party valuation firms, used a Probability Weighted Expected Return Method (PWERM) model to value the Series A preferred stock at each date.  The September 30, 2011 valuation method analyzed seven possible investment return scenarios and the September 30, 2013 valuation analyzed six possible investment return scenarios.  Using the various possible investment return scenarios, a probability of occurrence for each scenario, along with a discount factor, was applied to each scenario to arrive at an estimated total value of capital for the Company.  This total value of capital was then allocated to the various classes of stock outstanding given the specific contractual rights and returns for each class.  The discount rates used in the PWERM calculations were determined based on the rates applied to closely held firms by several venture capital research studies.  Based on the divisions in the research studies, it was determined that the Company is in the developmental stage of business. At September 30, 2011, the cost of capital for companies in a similar stage of development fell between 38.0 percent and 58.0 percent. Based on this analysis, a cost of equity discount rate of 55.0 percent was selected for the Company. At September 30, 2013, given the Company’s potential initial public offering and the changes in the capital markets, the discount rate applied in the PWERM was reduced to 30.0 percent.  For both September 30, 2011 and 2013 discount rate determinations, the Company’s debt-to-equity ratio was considered.

Given the proximity of the September 30, 2011 valuation date to the December 31, 2011 reporting date and the lack of corporate activity, the Company determined that the fair value of the Series A preferred stock at September 30, 2011 was appropriate to use as an input in the Black-Scholes Model for determining the value of Warrant 2 as of December 31, 2011.  Based on the September 30, 2011 PWERM model, the fair value of the Series A preferred stock at December 31, 2011 was $1.24 per share.

As the Company was continuing to evaluate the potential options available to it going forward, including the sale of the Company or a partnership with other entities, and given the lack of any other significant corporate activity that could materially affect the value of the equity, the Company did not perform a new valuation of its various classes of stock outstanding in 2012.  The value of Series A preferred stock used as an input in the December 31, 2012 Black-Scholes Model for determining the value of  Warrant 2  was carried forward from the September 30, 2011 valuation.  Based on the September 30, 2011 PWERM model, the fair value of the Series A preferred stock at December 31, 2012 was $1.24 per share.

The September 30, 2013 valuation of the Warrant 2 was also performed by a third party valuation firm using the PWERM Method as the Company together with their new third party valuation firm determined the PWERM Method was the most appropriate method to use to value the common and preferred stock and the warrants given the potential initial public offering on Form S-1 the Company is undertaking.   The Company has revised the disclosure on page F-34 to clarify the valuation methods utilized.

Note F – Stock Option Plan, page F-35

4.	Comment: Please disclose herein or in MD&A under critical accounting policies and estimates the information provided to us in response to prior comment 46.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56-58 of Amendment No. 1.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

January 10, 2014

*   *   *   *   *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Joel I. Papernik

Joel I. Papernik

cc:       Securities and Exchange Commission

Jeffrey Riedler, Assistant Director

Ibolya Ignat

Jim Rosenberg

Austin Stephenson

Daniel Greenspan

NephroGenex, Inc.

Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

Daniel Bagliebter, Esq.

Reed Smith LLP

Yvan-Claude Pierre, Esq.

William Haddad, Esq.